MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2016

925 West Georgia Street, Suite 1805, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2016 Third Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and nine months ended September 30, 2016 and the audited consolidated financial statements for the year ended December 31, 2015, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of November 8, 2016 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a mining company focused on silver production in México, pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended September 30, 2016, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

2016 THIRD QUARTER HIGHLIGHTS

Key Performance Metrics	Q3-2016	Q2-2016	Change	Q3-2015	Change	2016-YTD	2015-YTD	Change
Operational
Ore Processed / Tonnes Milled	838,233	798,182	5%	675,032	24%	2,426,007	1,969,279	23%
Silver Ounces Produced	3,114,627	2,844,930	9%	2,593,309	20%	9,033,731	8,086,666	12%
Silver Equivalent Ounces Produced	4,524,619	4,681,608	(3%)	3,558,035	27%	14,289,323	11,265,863	27%
Cash Costs per Ounce (1)	$5.84	$6.41	(9%)	$8.77	(33%)	$5.73	$8.57	(33%)
All-in Sustaining Cost per Ounce (1)	$10.52	$10.97	(4%)	$14.41	(27%)	$10.11	$14.25	(29%)
Total Production Cost per Tonne (1)	$43.11	$44.97	(4%)	$41.81	3%	$43.60	$45.12	(3%)
Average Realized Silver Price per Ounce ($/eq. oz.) (1)	$19.72	$17.01	16%	$15.16	30%	$17.18	$16.43	5%
Financial (in $millions)
Revenues	$79.3	$66.1	20%	$44.7	78%	$211.9	$153.4	38%
Mine Operating Earnings (Loss) (2)	$20.0	$9.9	101%	($3.6)	656%	$39.3	$4.8	710%
Earnings (loss) before Income Taxes	$13.4	$9.2	45%	($6.6)	301%	$24.0	($10.4)	331%
Net Earnings (Loss)	$8.1	$6.1	33%	($1.8)	556%	$6.8	($5.5)	224%
Operating Cash Flows before Working Capital and Taxes (2)	$35.4	$23.5	51%	$8.4	319%	$83.8	$42.2	99%
Cash and Cash Equivalents	$122.5	$108.2	13%	$26.1	369%	$122.5	$26.1	369%
Working Capital (Deficit) (1)	$143.8	$119.1	21%	($13.0)	1,206%	$143.8	($13.0)	1,206%
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.05	$0.04	29%	($0.01)	440%	$0.04	($0.05)	194%
Adjusted EPS (1)	$0.07	$0.03	139%	($0.06)	215%	$0.13	($0.09)	244%
Cash Flow per Share (1)	$0.22	$0.15	47%	$0.07	213%	$0.53	$0.35	50%

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 32 to 36 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 36.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 3

Third Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	241,996	247,858	147,414	86,646	75,228	39,092	838,233
Silver Ounces Produced	671,423	685,478	547,913	446,137	500,441	263,235	3,114,627
Silver Equivalent Ounces Produced	1,430,506	687,841	739,026	707,524	562,096	397,627	4,524,619
Cash Costs per Ounce	($0.81)	$11.20	$7.70	$3.41	$7.05	$6.93	$5.84
All-in Sustaining Cost per Ounce	$1.82	$12.81	$10.65	$6.01	$9.92	$13.60	$10.52
Total Production Cost per Tonne	$44.75	$30.18	$41.20	$48.15	$59.39	$79.68	$43.11

Operational

•
In the third quarter, the Company produced a quarterly record 3,114,627 ounces of silver, an increase of 9% compared to the previous quarter, primarily attributed to a 5% increase in tonnes milled and a 3% improvement in average silver recoveries.

•
Total production in the third quarter was 4,524,619 silver equivalents ounces, a decrease of 3% compared to the second quarter of 2016. The decrease in production was primarily attributed to lower by-product production at the La Parrilla and Santa Elena mines due to planned mine sequencing, as well as a decline in the silver equivalent conversion ratio as a result of the price of silver outperforming other metals during the quarter.

•
Cash cost per ounce in the quarter was $5.84, a decrease of 9% or $0.57 per ounce compared to the previous quarter. The decrease in cash cost per ounce was primarily the result of an increase in silver production, as well as renegotiated sales agreements that were effective on July 1, 2016, which contributed to a 34% or $0.78 per ounce decrease in smelting and refining costs, which were partially offset by a 10% increase in electricity cost from the national power grid.

•
All-in sustaining cost per ounce (“AISC”) in the third quarter was $10.52, a decrease of 4% or $0.45 per ounce compared to the previous quarter and is below the revised annual guidance of $11.50 to $12.35 per ounce. The decrease in AISC was primarily attributed to a $0.57 decrease in cash cost per ounce in the third quarter, net of a $0.26 per ounce increase in sustaining capital expenditures to catch up with program targets.

Financial

•
Generated revenues of $79.3 million in the quarter, an increase of 78% compared to the third quarter of 2015 primarily due to a 30% increase in average realized silver price and a 30% increase in silver equivalent ounces sold as a result of production from the Santa Elena mine, which was acquired in October 2015.

•
The Company recognized mine operating earnings of $20.0 million compared to mine operating loss of $3.6 million in the third quarter of 2015. The increase in mine operating earnings was driven by a 27% increase in production and a 30% increase in silver prices.

•	Earnings before income taxes were $13.4 million in the third quarter, compared to a loss of $6.6 million in the same quarter of the prior year, primarily due to an increase in mine operating earnings.

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $35.4 million ($0.22 per share) compared to $8.4 million ($0.07 per share) in the third quarter of 2015.

•	The Company generated net earnings of $8.1 million (earnings per share of $0.05) compared to a net loss of $1.8 million (loss per share of $0.01) in the third quarter of 2015.

•	Cash and cash equivalents increased from $108.2 million to $122.5 million during the third quarter, while working capital improved from $119.1 million to $143.8 million.

Corporate Developments

•
On July 12, 2016, the Company entered into a debt settlement agreement with First Mining Finance Corp. (“First Mining”) to settle $1.2 million in loan receivables. Pursuant to the agreement, First Mining settled $0.5 million of the debt through issuance of 820,440 of its common shares at a deemed price of CAD$0.80 per share. The remaining balance of $0.7 million will be paid in cash in twelve equal monthly cash payments, of which $0.2 million has been received.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 4

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2016			2015				2014
Production Highlights	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Ore processed/tonnes milled
La Encantada	247,858	209,039	189,140	242,109	252,377	189,811	167,270	186,411
La Parrilla	147,414	157,871	151,916	149,504	166,815	178,736	172,647	175,830
Del Toro	86,646	80,739	86,869	111,448	124,093	162,089	157,934	175,552
San Martin	75,228	69,863	75,863	83,442	87,883	89,506	88,362	96,651
La Guitarra	39,092	34,917	43,265	42,249	43,864	42,494	45,396	49,084
Santa Elena	241,996	245,753	242,539	254,625	—	—	—	—
Consolidated	838,233	798,182	789,591	883,377	675,032	662,637	631,609	683,528
Silver equivalent ounces produced
La Encantada	687,841	623,070	832,957	716,023	669,994	605,299	548,124	792,605
La Parrilla	739,026	948,552	1,001,359	1,051,679	919,167	985,107	1,080,445	1,159,177
Del Toro	707,524	682,443	578,556	586,672	750,458	1,159,484	1,327,628	1,264,751
San Martin	562,096	492,669	580,922	576,675	766,733	696,580	682,071	698,605
La Guitarra	397,627	375,464	363,884	382,953	451,684	356,089	267,002	332,389
Santa Elena	1,430,506	1,559,410	1,725,417	1,506,405	—	—	—	—
Consolidated	4,524,619	4,681,608	5,083,095	4,820,408	3,558,035	3,802,558	3,905,270	4,247,527
Silver ounces produced
La Encantada	685,478	622,321	830,787	714,057	668,124	602,869	544,735	788,369
La Parrilla	547,913	599,526	575,969	605,605	585,414	620,839	622,237	646,283
Del Toro	446,137	399,520	311,400	331,225	424,413	664,969	841,026	817,754
San Martin	500,441	411,686	480,413	485,227	642,473	597,328	571,937	592,698
La Guitarra	263,235	206,262	214,312	245,358	272,885	230,499	196,920	229,463
Santa Elena	671,423	605,615	661,292	673,969	—	—	—	—
Consolidated	3,114,627	2,844,930	3,074,173	3,055,442	2,593,309	2,716,503	2,776,855	3,074,567
Cash cost per ounce
La Encantada	$11.20	$12.41	$8.49	$11.00	$12.64	$14.65	$14.27	$11.50
La Parrilla	$7.70	$7.33	$5.39	$7.18	$10.11	$10.72	$7.75	$7.42
Del Toro	$3.41	$7.90	$9.52	$9.25	$8.91	$4.34	$5.09	$7.03
San Martin	$7.05	$8.67	$5.83	$7.20	$5.62	$6.25	$6.29	$7.32
La Guitarra	$6.93	$5.93	$8.27	$7.02	$3.62	$6.74	$11.28	$9.45
Santa Elena	($0.81)	($2.86)	($3.34)	($2.84)	$—	$—	$—	$—
Consolidated	$5.84	$6.41	$5.00	$6.04	$8.77	$8.74	$8.22	$8.51
All-in sustaining cost per ounce
La Encantada	$12.81	$13.85	$9.33	$14.29	$16.01	$18.32	$17.85	$17.76
La Parrilla	$10.65	$9.43	$7.06	$9.98	$14.43	$14.48	$12.58	$11.09
Del Toro	$6.01	$10.05	$10.76	$11.30	$11.89	$6.97	$7.25	$10.16
San Martin	$9.92	$10.20	$7.52	$9.83	$8.87	$9.62	$8.69	$9.54
La Guitarra	$13.60	$10.34	$12.91	$14.24	$9.68	$13.32	$17.71	$17.21
Santa Elena	$1.82	$1.81	$1.68	$1.44	$—	$—	$—	$—
Consolidated	$10.52	$10.97	$8.97	$11.28	$14.41	$14.49	$13.88	$14.43
Production cost per tonne
La Encantada	$30.18	$35.13	$34.91	$30.92	$31.93	$44.21	$43.96	$45.29
La Parrilla	$41.20	$37.12	$35.29	$38.99	$40.61	$46.49	$42.64	$42.68
Del Toro	$48.15	$52.95	$53.30	$45.22	$47.58	$42.99	$47.87	$46.83
San Martin	$59.39	$65.75	$53.32	$54.22	$58.71	$56.09	$58.06	$59.34
La Guitarra	$79.68	$87.01	$66.88	$57.02	$52.92	$54.58	$48.88	$47.30
Santa Elena	$44.75	$43.89	$42.05	$44.45	$—	$—	$—	$—
Consolidated	$43.11	$44.97	$42.72	$41.44	$41.81	$46.80	$46.90	$47.15

First Majestic Silver Corp. 2016 Third Quarter Report	Page 5

Operating Results – Consolidated Operations

Key Performance Metrics	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
Production
Ore processed/tonnes milled	838,233	798,182	5%	675,032	24%	2,426,007	1,969,279	23%
Average silver grade (g/t)	150	148	1%	167	(10)%	153	178	(14)%
Recovery (%)	77%	75%	3%	72%	7%	76%	72%	5%

Total silver ounces produced	3,114,627	2,844,930	9%	2,593,309	20%	9,033,731	8,086,666	12%
Total payable silver ounces produced	3,041,841	2,762,703	10%	2,512,014	21%	8,798,091	7,784,830	13%
Gold ounces produced	14,452	16,371	(12)%	4,434	226%	47,693	10,932	336%
Pounds of lead produced	8,038,206	8,825,234	(9)%	8,743,453	(8)%	25,500,868	31,108,568	(18)%
Pounds of zinc produced	1,519,143	3,837,301	(60)%	3,122,498	(51)%	9,387,254	13,296,927	(29)%
Total production - ounces silver equivalent	4,524,619	4,681,608	(3)%	3,558,035	27%	14,289,323	11,265,863	27%

Underground development (m)	12,764	11,738	9%	8,231	55%	34,509	28,318	22%
Diamond drilling (m)	36,290	19,342	88%	8,586	323%	62,328	30,280	106%

Costs
Mining cost per ounce	$4.14	$4.71	(12)%	$3.77	10%	$4.31	$4.16	4%
Milling cost per ounce	5.29	5.63	(6)%	5.20	2%	5.32	5.00	6%
Indirect cost per ounce	2.44	2.65	(8)%	2.26	8%	2.39	2.25	6%
Total production cost per ounce	$11.87	$12.99	(9)%	$11.23	6%	$12.02	$11.41	5%
Transport and other selling costs per ounce	0.26	0.40	(35)%	0.48	(46)%	0.35	0.50	(30)%
Smelting and refining costs per ounce	1.53	2.31	(34)%	2.48	(38)%	1.99	2.76	(28)%
Environmental duty and royalties per ounce	0.13	0.12	8%	0.09	44%	0.12	0.11	9%
Cash cost per ounce before by-product credits	$13.79	$15.83	(13)%	$14.28	(3)%	$14.48	$14.79	(2)%
Deduct: By-product credits	(7.96)	(9.41)	(15)%	(5.51)	44%	(8.75)	(6.22)	41%
Cash cost per ounce	$5.84	$6.41	(9)%	$8.77	(33)%	$5.73	$8.57	(33)%

Workers’ Participation	0.18	0.14	31%	0.05	266%	0.10	0.06	70%
General and administrative expenses	1.43	1.56	(8)%	1.47	(3)%	1.40	1.53	(9)%
Share-based payments	0.35	0.39	(10)%	0.40	(13)%	0.38	0.53	(28)%
Accretion of decommissioning liabilities	0.07	0.08	(13)%	0.07	—%	0.07	0.07	—%
Sustaining capital expenditures	2.64	2.38	11%	3.64	(27)%	2.43	3.49	(31)%
All-In Sustaining Costs per ounce	$10.52	$10.97	(4)%	$14.41	(27)%	$10.11	$14.25	(29)%

Mining cost per tonne	$15.01	$16.31	(8)%	$14.03	7%	$15.62	$16.44	(5)%
Milling cost per tonne	19.49	19.50	(1)%	19.36	(1)%	19.31	19.77	(2)%
Indirect cost per tonne	8.60	9.16	(3)%	8.41	5%	8.67	8.91	(3)%
Total production cost per tonne	$43.11	$44.97	(4)%	$41.81	3%	$43.60	$45.12	(3)%

Production

Total production for the quarter was 4,524,619 silver equivalent ounces, consisted of a quarterly record 3,114,627 ounces of silver, 14,452 ounces of gold, 8,038,206 pounds of lead and 1,519,143 pounds of zinc. Compared to the second quarter, silver production increased 9% primarily attributed to a 5% increase in tonnes milled and a 3% improvement in average silver recoveries. Total production decreased by 3% compared to the previous quarter due to lower by-product production at the La Parrilla and Santa Elena mines due to planned mine sequencing, as well as a decline in silver equivalent conversion ratio as a result of the price of silver outperforming other metals during the quarter.

During the third quarter, the Company processed a total of 838,233 tonnes of ore, reflecting a 5% increase compared to the second quarter of 2016. In the month of August, processing rates at Del Toro, La Parrilla, San Martin and La Guitarra were affected by the heavy seasonal rains causing temporary clogging of ore in the crushing areas.

Combined silver recoveries averaged 77% during the quarter, representing a 3% increase compared to the previous quarter. La Encantada, Del Toro, La Guitarra and Santa Elena all achieved higher silver recoveries during the quarter as a result of

First Majestic Silver Corp. 2016 Third Quarter Report	Page 6

improvements in dilution control. Furthermore, silver recoveries at Santa Elena achieved a new operating record of 91% primarily due to the higher silver grades being mined from underground.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $5.84 per payable ounce of silver, a decrease of 9% from $6.41 per ounce in the second quarter of 2016. The decrease in cash cost per ounce was primarily due to an increase in silver production, as well as renegotiated sales agreements that were effective on July 1, 2016, which contributed to a 34% decrease in smelting and refining costs per ounce, which were partially offset by a 10% increase in electricity cost from the national power grid. The Company is continuing efforts to improve productivity in each of the operations.

Compared to the same quarter of 2015, cash cost per ounce decreased 33% from $8.77 per ounce. The decrease in cash cost per ounce was primarily the result of the foreign exchange effect of the weaker Mexican Peso, as well as ongoing company-wide cost reduction efforts and a focus on producing only profitable ounces, which resulted in significant cost savings in contractor, haulage, energy and reagents. Santa Elena, the Company’s recently acquired mine, had a negative cash cost of $0.81 per ounce due to its significant gold by-product credits, which also contributed to the significant reduction in the Company’s consolidated cash cost.

All-In Sustaining Cost per Ounce

Consolidated AISC for the quarter was $10.52 per ounce, a 4% or $0.45 decrease compared to $10.97 per ounce in the previous quarter. The decrease in AISC was primarily attributed to a $0.57 decrease in cash cost per ounce in the third quarter, even though sustaining capital expenditures increased by $0.26 per ounce to catch up with program targets.

Compared to the same quarter of the prior year, AISC decreased by 27% or $3.89 per ounce compared to $14.41 per ounce. AISC decreased significantly due to a $2.93 reduction in cash costs per ounce, as well as a $1.00 per ounce decrease in sustaining capital expenditures. AISC was also lower due to the recent addition of the Santa Elena mine, which had an AISC of $1.82 per ounce in the quarter.

Development and Exploration

A total of 12,764 metres of underground development was completed during the quarter, compared to 11,738 metres developed in the previous quarter and 8,231 metres completed in the third quarter of 2015. The increase in mine development compared to the previous quarter was due to acceleration of development programs due to delays in the first half of the year.

At the end of the quarter, a total of 19 drill rigs were active at the Company’s six operating mines. During the quarter, a total of 36,290 metres were drilled compared to 19,342 metres drilled in the second quarter and 8,586 metres drilled in the third quarter of 2015. The Company’s exploration program, focusing on underground expansion of known ore bodies and identifying new target areas at all six mines, ramped up in the quarter due to increased exploration budgets and to catch up with program targets after a slow initiation at the beginning of the year. Results from the drill program will be incorporated into the updated Reserve and Resource estimates for the NI 43-101 Technical Reports for Del Toro, La Parrilla and San Martin in the first quarter of 2017.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 7

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and is comprised of mining concessions over a total of 51,172 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) on October 1, 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves, remaining reserves in the open pit, and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2016-Q3	2016-Q2	Change	2016-YTD
PRODUCTION
Ore processed/tonnes milled	241,996	245,753	(2%)	730,289
Average silver grade (g/t)	95	86	10%	93
Recovery (%)	91%	89%	2%	89%

Total silver ounces produced	671,423	605,615	11%	1,938,330
Total payable silver ounces produced	670,416	604,707	11%	1,935,422
Gold ounces produced	11,156	12,704	(12%)	37,244
Total production - ounces silver equivalent	1,430,506	1,559,410	(8%)	4,715,333

Underground development (m)	2,444	2,931	(17%)	7,856
Diamond drilling (m)	3,520	3,509	—%	7,176

COST
Mining cost per ounce	$5.69	$6.27	(9%)	$5.55
Milling cost per ounce	8.48	9.58	(12%)	9.01
Indirect cost per ounce	1.98	1.99	—%	1.88
Total production cost per ounce	$16.15	$17.84	(9%)	$16.44
Transport and other selling costs per ounce	0.16	0.17	(6%)	0.16
Smelting and refining costs per ounce	0.25	0.24	4%	0.28
Environmental duty and royalties per ounce	0.19	0.20	(5%)	0.19
Cash cost per ounce before by-product credits	$16.75	$18.45	(9%)	$17.07
Deduct: By-product credits	(17.56)	(21.31)	(18%)	(19.38)
Cash cost per ounce	($0.81)	($2.86)	(72%)	($2.31)

Accretion of decommissioning liabilities	0.05	0.06	(17%)	0.06
Sustaining capital expenditures	2.58	4.62	(44%)	4.03
All-In Sustaining Costs per ounce	$1.82	$1.81	1%	$1.77

Mining cost per tonne	$15.77	$15.43	2%	$14.71
Milling cost per tonne	23.48	23.57	—%	23.87
Indirect cost per tonne	5.50	4.89	12%	4.98
Total production cost per tonne	$44.75	$43.89	2%	$43.56

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at September 30, 2016, the Santa Elena mine has delivered 40,511 cumulative ounces of gold to Sandstorm.

During the quarter, Santa Elena produced 671,423 silver ounces and 11,156 ounces of gold for a total quarterly production of 1,430,506 silver equivalent ounces, a decrease of 8% compared to 1,559,410 silver equivalent ounces in the previous quarter. Compared to the previous quarter, silver production increased 11% primarily due to an increase in grade and tonnage mined from the high grade Alejandra vein. Total production decreased due to lower gold grades from the above ground heap leach pad and underground production areas.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 8

Silver grade and recoveries increased to 95 g/t and 91%, respectively, up from 86 g/t and 89%, respectively, compared to the previous quarter. Gold grades and recoveries averaged 1.51 g/t and 95%, respectively, compared to 1.69 g/t and 95% in the previous quarter. The increase in recoveries were attributed to throughput control and mill enhancements made to achieve finer grinding. Compared to the previous quarter, silver grades increased slightly due to planned mine sequencing of the high grade Alejandra vein and the Main vein.

During the quarter, the Company modified the production ratio of underground ore to the reprocessing of ore from the heap leach pad with the intent of achieving higher production rates from the Alejandra vein. As a result, production of underground ore increased to a rate of 1,750 tpd while reducing heap leach production to 1,000 tpd near the end of the quarter. This improved run rate is anticipated to increase production due to the higher expected grades and recoveries from underground ore instead of the leach pad. The mill processed a total of 241,996 tonnes during the quarter, consisting of 155,552 tonnes of underground ore and 86,444 tonnes from the above ground heap leach pad. This compares with a total of 245,753 tonnes processed during the previous quarter, consisting of 124,772 tonnes of underground ore and 120,981 tonnes from the above ground heap leach pad.

Cash cost in the third quarter was negative $0.81 per payable silver ounce compared to negative $2.86 per payable silver ounce in the previous quarter, primarily due to lower by-product credits of gold due to change in the mining sequencing and production ratio.

A total of 2,444 metres of underground development were completed in the third quarter compared to 2,931 metres of development in the previous quarter. At the end of the quarter, total development of the new San Salvador ramp reached 1070 metres, or 47% of the 2,300 metre development plan. The new ramp is scheduled to connect to the Main Vein area along level 575 by April 2017. Once completed, the transportation of ore via trucks is expected to reduce haulage bottlenecks and increase the underground production capacity due to improved logistics.

One surface and one underground drill rig were active on the Santa Elena property during the quarter, with 3,520 metres drilled compared to 3,509 metres drilled in the previous quarter. The drilling program in the third quarter focused on delineating and expanding the Alejandras veins and the Tortuga vein. The Company is also currently drilling the Santa Elena North Vein from surface and began a 3,000 metre surface drilling program on the Ermitaño West in October. Assay results from the drill program are expected to be completed by the end of the fourth quarter.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 9

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos, Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,460 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	147,414	157,871	(7)%	166,815	(12)%	457,200	518,198	(12)%
Average silver grade (g/t)	146	143	2%	141	3%	144	141	2%
Recovery (%)	79%	83%	(5)%	78%	2%	81%	78%	4%

Total silver ounces produced	547,913	599,526	(9)%	585,414	(6)%	1,723,408	1,828,489	(6)%
Total payable silver ounces produced	515,961	553,123	(7)%	544,286	(5)%	1,597,007	1,675,905	(5)%
Gold ounces produced	296	230	29%	331	(11)%	749	895	(16)%
Pounds of lead produced	2,129,908	2,894,123	(26)%	2,580,988	(17)%	8,791,279	6,253,882	41%
Pounds of zinc produced	1,519,143	3,837,301	(60)%	3,122,498	(51)%	9,387,254	13,296,927	(29)%
Total production - ounces silver equivalent	739,026	948,552	(22)%	919,167	(20)%	2,688,937	2,984,717	(10)%

Underground development (m)	2,612	1,834	42%	1,701	54%	6,236	5,679	10%
Diamond drilling (m)	5,115	3,030	69%	1,367	274%	9,661	7,160	35%

COST
Mining cost per ounce	$4.95	$4.45	11%	$3.93	26%	$4.59	$5.62	(18)%
Milling cost per ounce	4.15	3.83	8%	5.91	(30)%	3.95	5.37	(26)%
Indirect cost per ounce	2.67	2.31	16%	2.60	3%	2.29	2.40	(5)%
Total production cost per ounce	$11.77	$10.60	11%	$12.45	(5)%	$10.83	$13.39	(19)%
Transport and other selling costs per ounce	0.35	0.58	(40)%	0.77	(55)%	0.59	0.86	(31)%
Smelting and refining costs per ounce	2.86	4.77	(40)%	4.76	(40)%	4.64	5.06	(8)%
Environmental duty and royalties per ounce	0.20	0.15	33%	0.13	54%	0.16	0.17	(6)%
Cash cost per ounce before by-product credits	$15.19	$16.09	(6)%	$18.10	(16)%	$16.22	$19.48	(17)%
Deduct: By-product credits	(7.49)	(8.76)	(14)%	(8.00)	(6)%	(9.41)	(9.94)	(5)%
Cash cost per ounce	$7.70	$7.33	5%	$10.11	(24)%	$6.81	$9.54	(29)%

Workers’ Participation	0.13	0.36	(64)%	—	100%	0.17	—	100%
Accretion of decommissioning liabilities	0.06	0.06	—%	0.07	(14)%	0.06	0.07	(14)%
Sustaining capital expenditures	2.76	1.67	65%	4.25	(35)%	2.00	4.23	(53)%
All-In Sustaining Costs per ounce	$10.65	$9.43	13%	$14.43	(26)%	$9.04	$13.84	(35)%

Mining cost per tonne	$17.32	$15.61	11%	$12.83	35%	$16.03	$18.18	(12)%
Milling cost per tonne	14.53	13.42	8%	19.29	(25)%	13.80	17.37	(21)%
Indirect cost per tonne	9.34	8.09	15%	8.49	10%	8.00	7.77	3%
Total production cost per tonne	$41.20	$37.12	11%	$40.61	1%	$37.83	$43.32	(13)%

Total production from the La Parrilla mine was 739,026 silver equivalent ounces during the quarter, a decrease of 22% compared to 948,552 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 93,686 tonnes (1,018 tpd) with an average silver grade of 158 g/t and an 84% recovery and the cyanidation circuit processed 53,727 tonnes (584 tpd) with an average silver grade of 125 g/t and a 69% recovery.

The La Parrilla mine has modified the processing rates of oxides and sulphides in order to accommodate higher oxide production rates from the San Marcos mine along with lower sulphide base metal grades. Milling rates of oxide ore are increasing to 700

First Majestic Silver Corp. 2016 Third Quarter Report	Page 10

tpd (up from 500 tpd) along with a reduction of sulphide ore to 1,000 tpd (down from 1,200 tpd). The increase in oxide production is expected to improve the mill head grades and increase production of silver doré bars.

During the quarter, the lead circuit processed an average lead grade of 1.3% with recoveries of 78% for a total lead production of 2,129,908 pounds, representing a 26% decrease compared to the previous quarter, while the zinc circuit processed an average zinc grade of 1.4% with recoveries of 53% for a total zinc production of 1,519,143 pounds, representing a 60% decrease compared to the previous quarter. The decrease in lead and zinc production are attributed to an 18% decrease in throughput at the flotation circuit and lower head grades.

Cash cost in the quarter was $7.70 per ounce, an increase of 5% compared to the previous quarter and a decrease of 24% compared to the third quarter of 2015. The increase in cash costs was primarily attributed to lower by-product credits from reduced lead and zinc production, partially offset by decrease in smelting and refining costs as a result of renegotiated sales agreements that were effective on July 1, 2016. Compared to the same quarter of the prior year, the improvement in production costs was attributed to management’s decision to focus on profitable ounces, leaving higher cost ounces in the ground, resulting in the planned reduction of cyanidation circuit throughput and significant savings in contractor, electricity, reagent and maintenance costs.

A total of 2,612 metres of underground development were completed in the quarter, compared to 1,834 metres in the second quarter of 2016 and 1,701 metres in the third quarter of 2015. A total of 5,115 metres of diamond drilling were completed in the quarter compared to 3,030 metres of diamond drilling in the second quarter of 2016 and 1,367 metres in the third quarter of 2015. Three underground drill rigs were active during the quarter as the focus of the 2016 exploration program is on the Quebradillas mine, Intermedia veins and the San Nicolas system, where drilling results have indicated potential for the lateral and in-depth extension of known structures.

During the quarter, the Company completed a high resolution, airborne magnetic survey covering over 28,750 hectares at La Parrilla. This geophysical work is currently being analyzed in preparation for defining additional exploration targets around the La Parrilla complex.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 11

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada consists of a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	247,858	209,039	19%	252,377	(2)%	646,037	609,458	6%
Average silver grade (g/t)	145	169	(14)%	142	2%	176	162	9%
Recovery (%)	59%	55%	8%	58%	2%	58%	57%	2%

Total silver ounces produced	685,478	622,321	10%	668,124	3%	2,138,586	1,815,728	18%
Total payable silver ounces produced	682,736	619,832	10%	665,451	3%	2,130,031	1,808,465	18%
Gold ounces produced	35	10	250%	25	40%	72	105	(31)%
Total production - ounces silver equivalent	687,841	623,070	10%	669,994	3%	2,143,868	1,823,417	18%

Underground development (m)	519	1,043	(50)%	1,290	(60)%	2,751	6,299	(56)%
Diamond drilling (m)	3,681	3,062	20%	4,680	(21)%	6,743	10,816	(38)%

COST
Mining cost per ounce	$2.17	$2.95	(26)%	$3.12	(30)%	$2.38	$3.61	(34)%
Milling cost per ounce	6.60	6.40	3%	7.00	(6)%	5.59	6.91	(19)%
Indirect cost per ounce	2.18	2.49	(12)%	1.99	10%	2.08	2.64	(21)%
Total production cost per ounce	$10.95	$11.85	(8)%	$12.11	(10)%	$10.06	$13.16	(24)%
Transport and other selling costs per ounce	0.04	0.27	(85)%	0.22	(82)%	0.17	0.22	(23)%
Smelting and refining costs per ounce	0.21	0.29	(28)%	0.32	(34)%	0.28	0.38	(26)%
Environmental duty and royalties per ounce	0.04	0.04	—%	0.03	33%	0.03	0.07	(57)%
Cash cost per ounce before by-product credits	$11.25	$12.45	(10)%	$12.68	(11)%	$10.54	$13.84	(24)%
Deduct: By-product credits	(0.05)	(0.04)	25%	(0.04)	25%	(0.04)	(0.04)	—%
Cash cost per ounce	$11.20	$12.41	(10)%	$12.64	(11)%	$10.50	$13.80	(24)%

Workers’ Participation	0.12	0.17	(29)%	—	100%	0.11	0.11	(1)%
Accretion of decommissioning liabilities	0.07	0.08	(13)%	0.08	(13)%	0.07	0.09	(22)%
Sustaining capital expenditures	1.41	1.19	18%	3.30	(57)%	1.08	3.33	(68)%
All-In Sustaining Costs per ounce	$12.81	$13.85	(8)%	$16.01	(20)%	$11.76	$17.33	(32)%

Mining cost per tonne	$5.99	$8.75	(32)%	$8.23	(27)%	$7.86	$10.72	(27)%
Milling cost per tonne	18.17	18.99	(4)%	18.45	(2)%	18.43	20.49	(10)%
Indirect cost per tonne	6.02	7.40	(19)%	5.25	15%	6.87	7.85	(12)%
Total production cost per tonne	$30.18	$35.13	(14)%	$31.93	(5)%	$33.16	$39.06	(15)%

A total of 687,841 equivalent ounces of silver were produced by the La Encantada processing plant during the quarter. Production in the third quarter increased by 10% from 623,070 equivalent ounces of silver in the second quarter of 2016. The increase in production was primarily due to a 19% increase in tonnes milled offset by lower silver grades. Compared to the same quarter of the prior year, total production increased slightly by 3%.

Tonnage milled in the quarter was 247,858 tonnes, a 19% increase compared to 209,039 tonnes in the previous quarter and was comparable to 252,377 tonnes in the third quarter of 2015. Milling rates resumed to normal operating levels in the quarter after being affected by heavy rains in June causing ore and surface stockpiles to become unusually wet.

Silver grades averaged 145 g/t during the quarter, a 14% decrease compared to the previous quarter and a 2% increase compared to the third quarter of 2015. The decrease in silver grades was primarily due to the blending of ore from old stopes, stockpiles and the recovery of pillars. In an effort to increase grades, the Company is currently developing high grade narrow vein structures in close proximity to the San Javier breccia.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 12

Cash cost per ounce for the quarter was $11.20 compared to $12.41 in the previous quarter and $12.64 in the same quarter of the previous year. The decrease in cash cost per ounce compared to the previous quarter was primarily attributed to savings in mining contractor costs, as the Company focused on mining profitable ounces by blending ore from old stopes, stockpiles, recovery of pillars and a portion of high grade narrow veins. Total production cost per tonne for the quarter was $30.18, which was 14% lower than the second quarter of 2016 and 5% lower compared to the third quarter of 2015.

The roasting project advanced in the third quarter with the completion of the detailed engineering design of this new circuit. Site preparations and civil work are beginning in the fourth quarter. The Company anticipates the completion of the circuit in the fourth quarter of 2017. The estimated capital investment to construct the roasting plant and its associated facilities is approximately $8.8 million. Once in full production, the Company expects to recover an additional 1.5 million ounces from the reprocessing of above ground tailings.

A total of 519 metres were developed underground in the quarter compared to 1,043 metres in the second quarter of 2016 and 1,290 metres in the third quarter of 2015. Mine development efforts are currently focused on the preparation of the San Javier breccia and high grade narrow veins in order to increase production of low-cost profitable ounces.

A total of 3,681 metres were drilled in the third quarter compared to 3,062 metres in the previous quarter. Two drill rigs are currently operating at La Encantada with focus on areas in close proximity to current operating areas.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 13

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 1,801 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	86,646	80,739	7%	124,093	(30%)	254,253	444,117	(43%)
Average silver grade (g/t)	195	192	2%	148	32%	176	182	(3%)
Recovery (%)	82%	80%	3%	72%	14%	80%	74%	8%

Total silver ounces produced	446,137	399,520	12%	424,413	5%	1,157,057	1,930,407	(40%)
Total payable silver ounces produced	422,965	378,405	12%	401,983	5%	1,096,313	1,828,385	(40%)
Gold ounces produced	81	96	(16%)	55	47%	275	343	(20%)
Pounds of lead produced	5,908,297	5,931,111	—%	6,162,466	(4%)	16,709,589	24,854,687	(33%)
Total production - ounces silver equivalent	707,524	682,443	4%	750,458	(6%)	1,968,523	3,237,569	(39%)

Underground development (m)	2,328	1,754	33%	1,091	113%	5,282	4,591	15%
Diamond drilling (m)	6,643	3,306	101%	1,644	304%	11,225	9,131	23%

COST
Mining cost per ounce	$4.23	$4.98	(15%)	$6.21	(32%)	$5.44	$4.52	20%
Milling cost per ounce	3.14	3.47	(10%)	5.51	(43%)	3.63	4.63	(22%)
Indirect cost per ounce	2.50	2.85	(12%)	2.97	(16%)	2.86	2.03	41%
Total production cost per ounce	$9.87	$11.30	(13%)	$14.69	(33%)	$11.93	$11.18	7%
Transport and other selling costs per ounce	0.60	0.77	(22%)	0.94	(36%)	0.75	0.76	(1%)
Smelting and refining costs per ounce	4.41	6.80	(35%)	5.73	(23%)	5.75	5.02	15%
Environmental duty and royalties per ounce	0.11	0.09	22%	0.09	22%	0.10	0.10	—%
Cash cost per ounce before by-product credits	$14.99	$18.96	(21%)	$21.45	(30%)	$18.53	$17.05	9%
Deduct: By-product credits	(11.58)	(11.06)	5%	(12.53)	(8%)	(11.93)	(11.38)	5%
Cash cost per ounce	$3.41	$7.90	(57%)	$8.91	(62%)	$6.60	$5.67	16%

Workers’ Participation	0.08	—	100%	—	100%	0.08	—	100%
Accretion of decommissioning liabilities	0.09	0.10	(10%)	0.09	—%	0.10	0.06	67%
Sustaining capital expenditures	2.44	1.92	27%	2.89	(16%)	1.90	2.44	(22%)
All-In Sustaining Costs per ounce	$6.01	$10.05	(40%)	$11.89	(49%)	$8.68	$8.17	6%

Mining cost per tonne	$20.65	$23.32	(11%)	$20.10	3%	$23.44	$18.61	26%
Milling cost per tonne	15.32	16.25	(6%)	17.86	(14%)	15.65	19.06	(18%)
Indirect cost per tonne	12.18	13.38	(9%)	9.62	27%	12.35	8.34	48%
Total production cost per tonne	$48.15	$52.95	(9%)	$47.58	1%	$51.43	$46.01	12%

During the third quarter, the Del Toro produced a total of 707,524 silver equivalent ounces, a 4% increase compared to 682,443 ounces produced in the previous quarter. The mine processed 86,646 tonnes of ore with an average silver grade of 195 g/t during the quarter. The higher throughput rate and average silver grade were attributed to increase in underground development in the San Juan and Perseverancia mines, which provided new high grade production stopes. Continual improvements in dilution control and in mining and milling activities also contributed to silver grades and recoveries during the quarter.

Lead grades and recoveries averaged 5.0% and 66%, respectively, producing a total of 5,908,297 pounds of lead, consistent with the previous quarter.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 14

Cash cost per ounce for the quarter was $3.41, a 57% reduction compared to $7.90 per ounce in the previous quarter and a decrease of 62% compared to $8.91 in the same quarter of the prior year. The improvement in cash cost per ounce was primarily attributed to an increase in silver production as well as renegotiated sales agreements which were effective on July 1, 2016, which resulted in a significant decrease in both transportation costs and smelting and refining costs.

Total underground development at Del Toro in the current quarter was 2,328 metres compared to 1,754 metres in the second quarter of 2016 and 1,091 metres in the same quarter of the prior year. The increase in development metres compared to the prior year was due to preparation of new development areas for exploitation.

At quarter end, three drill rigs were active at Del Toro and a total of 6,643 metres were completed compared to 3,306 metres in the previous quarter and 1,644 metres in the same quarter of 2015. Drilling at Del Toro was focused on expansion laterally and at depth of known structures in the Santa Teresa area.

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $1.2 million has been paid, $1.0 million is due in 2017, $1.0 million in 2018 and $0.4 million in 2019, respectively.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 15

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. The mine comprises of 33 contiguous mining concessions in the San Martin de Bolaños mining district that cover mineral rights for 37,518 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara City. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	75,228	69,863	8%	87,883	(14%)	220,954	265,752	(17%)
Average silver grade (g/t)	246	219	12%	282	(13%)	236	270	(13%)
Recovery (%)	84%	84%	—%	81%	4%	83%	79%	5%

Total silver ounces produced	500,441	411,686	22%	642,473	(22%)	1,392,540	1,811,738	(23%)
Total payable silver ounces produced	499,941	411,274	22%	641,831	(22%)	1,391,148	1,808,783	(23%)
Gold ounces produced	907	1,078	(16%)	1,648	(45%)	3,246	4,523	(28%)
Total production - ounces silver equivalent	562,096	492,669	14%	766,733	(27%)	1,635,686	2,145,385	(24%)

Underground development (m)	2,807	2,524	11%	1,974	42%	7,424	6,193	20%
Diamond drilling (m)	7,817	4,137	89%	482	1,522%	15,066	1,581	853%

COST
Mining cost per ounce	$3.11	$4.17	(25%)	$2.93	6%	$3.37	$3.07	10%
Milling cost per ounce	3.55	4.13	(14%)	3.58	(1%)	3.78	3.87	(2%)
Indirect cost per ounce	2.28	2.88	(21%)	1.52	50%	2.27	1.53	48%
Total production cost per ounce	$8.94	$11.17	(20%)	$8.04	11%	$9.42	$8.46	11%
Transport and other selling costs per ounce	0.20	0.29	(31%)	0.22	(9%)	0.25	0.18	39%
Smelting and refining costs per ounce	0.20	0.23	(13%)	0.23	(13%)	0.22	0.25	(12%)
Environmental duty and royalties per ounce	0.10	0.10	—%	0.09	11%	0.10	0.10	—%
Cash cost per ounce before by-product credits	$9.44	$11.79	(20%)	$8.58	10%	$9.99	$9.00	11%
Deduct: By-product credits	(2.39)	(3.12)	(23%)	(2.96)	(19%)	(2.88)	(2.96)	(3%)
Cash cost per ounce	$7.05	$8.67	(19%)	$5.62	26%	$7.11	$6.04	18%

Workers’ Participation	0.49	0.03	1,519%	0.20	143%	0.25	0.15	65%
Accretion of decommissioning liabilities	0.07	0.08	(13%)	0.06	17%	0.07	0.06	17%
Sustaining capital expenditures	2.32	1.42	63%	2.99	(22%)	1.74	2.81	(38%)
All-In Sustaining Costs per ounce	$9.92	$10.20	(3%)	$8.87	12%	$9.17	$9.06	1%

Mining cost per tonne	$20.68	$24.52	(16%)	$21.43	(3%)	$21.24	$20.88	2%
Milling cost per tonne	23.58	24.30	(3%)	26.18	(10%)	23.78	26.31	(10%)
Indirect cost per tonne	15.13	16.93	(11%)	11.10	36%	14.30	10.42	37%
Total production cost per tonne	$59.39	$65.75	(10%)	$58.71	1%	$59.32	$57.61	3%

During the quarter, the San Martin mine processed a total of 75,228 tonnes compared to 69,863 tonnes in the previous quarter and 87,883 tonnes in the same quarter of the prior year. The average silver head grade was 246 g/t, an increase of 12% compared to the previous quarter and a 13% decrease compared to the same quarter of the prior year. The increase in silver grades compared to the previous quarter were primarily the result of higher production rates from the Rosarios and Veladora veins.

During the quarter, San Martin produced 500,441 silver ounces and 907 ounces of gold for a total production of 562,096 silver equivalent ounces. Total production increased 14% compared to the prior quarter primarily due to a 12% increase in silver grade and an 8% increase in tonnes milled. Compared to the same quarter of the prior year, total production decreased 27% due to a 14% decrease in throughput and a 13% decrease in silver grades, partially offset by a 4% increase in recoveries.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 16

Silver recovery in the quarter was 84%, consistent with the previous quarter and an increase of 4% compared to 81% in the same quarter of the prior year. The increase in silver recoveries was primarily attributed to improved barren solution control and washing efficiency. Following successful lab tests, the Company is planning to install oxygen injectors and lead nitrate into the processing leach tanks over the next six months. Lab results indicate the potential for a 2% increase in metallurgical recoveries by using these reagents.

During the quarter, total production cost was $59.39 per tonne, a 10% decrease compared to $65.75 per tonne in the previous quarter and an increase of 1% compared to same quarter of 2015. Cash cost per ounce was $7.05, a 19% decrease from $8.67 per ounce in the previous quarter and a 26% increase compared to the $5.62 per ounce in the third quarter of 2015. The decrease in production costs was attributed to additional costs incurred in the previous quarter for preparation of various high grade stopes that were brought into production in the current quarter from the Rosario and La Veladora veins.

Detailed engineering work for the installation of the tailings filter presses were completed during the quarter. Ground preparations including the installation of the foundations began in late October. The filter presses, which are designed to recover and re-use tailings solution and to save on water and cyanide consumption, are expected to be installed and undergo testing in the first quarter of 2017.

A total of 2,807 metres of underground development was completed in the quarter compared to 2,524 metres of development in the previous quarter and 1,974 metres of development in the third quarter of 2015.

During the quarter, a total of 7,817 metres of diamond drilling were completed compared with 4,137 metres drilled in the previous quarter and 482 metres drilled in the third quarter of 2015. Four drill rigs were active at the San Martin property during the quarter, focusing on extending the preparation of mining levels in the mineralized zones of the Rosario, Guitarrona and La Veladora veins, while the exploration program will be focused on Rosario Norte and Intermedia veins.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 17

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and consists of a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2016-Q3	2016-Q2	Change	2015-Q3	Change	2016-YTD	2015-YTD	Change
PRODUCTION
Ore processed/tonnes milled	39,092	34,917	12%	43,864	(11%)	117,274	131,754	(11%)
Average silver grade (g/t)	252	228	10%	232	9%	221	198	12%
Recovery (%)	83%	81%	3%	83%	—%	82%	84%	(3%)

Total silver ounces produced	263,235	206,262	28%	272,885	(4%)	683,809	700,303	(2%)
Total payable silver ounces produced	249,822	195,361	28%	258,463	(3%)	648,169	663,292	(2%)
Gold ounces produced	1,977	2,253	(12%)	2,375	(17%)	6,108	5,067	21%
Total production - ounces silver equivalent	397,627	375,464	6%	451,684	(12%)	1,136,975	1,074,774	6%

Underground development (m)	2,055	1,652	24%	2,175	(6%)	4,960	5,557	(11%)
Diamond drilling (m)	9,515	2,298	314%	414	2,198%	12,457	1,592	682%

COST
Mining cost per ounce	$5.63	$6.84	(18%)	$3.38	67%	$6.31	$3.93	61%
Milling cost per ounce	2.70	3.45	(22%)	2.63	3%	3.02	2.99	1%
Indirect cost per ounce	4.14	5.27	(21%)	2.97	39%	4.62	3.42	35%
Total production cost per ounce	$12.47	$15.55	(20%)	$8.98	39%	$13.95	$10.34	35%
Transport and other selling costs per ounce	0.49	0.57	(14%)	0.49	—%	0.51	0.55	(7%)
Smelting and refining costs per ounce	3.58	3.84	(7%)	3.77	(5%)	3.65	4.08	(11%)
Environmental duty and royalties per ounce	0.16	0.17	(6%)	0.13	23%	0.16	0.13	23%
Cash cost per ounce before by-product credits	$16.70	$20.14	(17%)	$13.37	25%	$18.27	$15.10	21%
Deduct: By-product credits	(9.77)	(14.21)	(31%)	(9.76)	—%	(11.23)	(8.30)	35%
Cash cost per ounce	$6.93	$5.93	17%	$3.62	91%	$7.04	$6.80	4%

Workers’ Participation	0.65	0.12	442%	—	100%	0.29	—	100%
Accretion of decommissioning liabilities	0.08	0.11	(27%)	0.07	14%	0.10	0.09	11%
Sustaining capital expenditures	5.94	4.19	42%	6.00	(1%)	4.97	6.25	(20%)
All-In Sustaining Costs per ounce	$13.60	$10.34	31%	$9.68	40%	$12.40	$13.14	(6%)

Mining cost per tonne	$35.97	$38.25	(6%)	$19.93	80%	$34.90	$19.78	76%
Milling cost per tonne	17.23	19.29	(11%)	15.52	11%	16.68	15.08	11%
Indirect cost per tonne	26.47	29.47	(10%)	17.47	52%	25.55	17.21	48%
Total production cost per tonne	$79.68	$87.01	(8%)	$52.92	51%	$77.13	$52.07	48%

During the third quarter, La Guitarra produced 263,235 silver ounces and 1,977 gold ounces for a total quarterly production of 397,627 silver equivalent ounces. Compared to the previous quarter, silver production increased 28% while total production increased 6% due to a 10% increase in average silver grades and a 12% increase in tonnes milled. Compared to the same quarter of the prior year, production decreased by 12% attributed to an 11% decrease in tonnes milled, offset by a 9% increase in average silver head grades.

Approximately 31% of the production ore came from the Coloso area and the remaining 69% was extracted from the La Guitarra area during the quarter. The 800 metre drift from Coloso to the Nazareno vein is being extended by 180 metres into the Soledad vein system, which is expected to be completed in the fourth quarter.

Cash cost in this quarter was $6.93 per ounce, a 17% increase compared to the previous quarter and a 91% increase compared to the same quarter of 2015. The increase in cash cost from the previous quarter was primarily attributed to lower by-product credits from decreased gold production.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 18

A total of 2,055 metres of underground development was completed during the quarter compared to 1,652 metres in the previous quarter and 2,175 metres in the third quarter of 2015. During the quarter, five drill rigs were active at the La Guitarra property and 9,515 metres of diamond drilling were completed compared to 2,298 metres during the previous quarter and 414 metres in the same quarter of the prior year. The drilling program is currently focused on in-fill drilling at the Jessica and Joya Larga veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the exploration program is focusing on the Nazareno and Soledad veins.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at the La Guitarra Silver Mine. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at September 30, 2016, the Company has paid the $0.2 million and has issued $4.2 million in common shares. The remaining balance of $1.0 million in common shares will be issued in two equal annual payments in September 2017 and 2018 based on the Company’s five days volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 19

EXPLORATION PROJECTS

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project, which was acquired during the 2012 Silvermex acquisition, consists of 13 mining concessions covering 6,896 hectares, which include the adjacent Plomosas and San Juan historic mines located in the Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Plomosas and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive underground development pre-existing at the Rosario and San Juan mines will allow for easy access to mineralized zones. This existing development is expected to allow First Majestic to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. The Company anticipates to complete 3,000 metres of diamond drilling in Plomosas during the fourth quarter, and will begin development of 520 metres of new crosscuts to prepare underground drilling stations to be used in 2017. Additionally, a high resolution airborne magnetic survey on the complete property will be carried out as well as a Light Detection and Ranging (LiDar) survey on 2,300 hectares in order to define new exploration targets for 2017. The Company is working toward obtaining permits for additional drilling on surface beginning in 2017.

Future plans include drilling and development in order to prepare a NI 43-101 Technical Report with resource estimates and a Preliminary Economic Assessment.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

Jalisco Group of Properties, Jalisco, México

The Company owns a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México. During 2008, surface geology and mapping began with the purpose of defining future drill targets. However, exploration has since been discontinued as the Company focuses its capital investment on other more mature and higher priority brownfield projects.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 20

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended September 30, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Third Quarter	Third Quarter
	2016	2015	Variance %

Revenues	$79,326	$44,673	78%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	38,421	30,545	26%	(2)
Gross margin	40,905	14,128	190%
Depletion, depreciation and amortization	20,955	17,716	18%	(3)
Mine operating earnings (loss)	19,950	(3,588)	656%	(4)
General and administrative expenses	4,559	3,878	18%	(5)
Share-based payments	1,067	1,007	6%
Foreign exchange gain	826	(1,567)	153%
Operating earnings (loss)	13,498	(6,906)	295%
Investment and other income	981	1,570	(38)%	(6)
Finance costs	(1,090)	(1,311)	(17)%	(7)
Earnings (loss) before income taxes	13,389	(6,647)	301%
Current income tax expense	1,540	129	1,094%
Deferred income tax expense (recovery)	3,734	(4,996)	175%
Income tax expense (recovery)	5,274	(4,867)	208%	(8)
Net earnings (loss) for the period	$8,115	($1,780)	556%	(9)

Earnings (loss) per share (basic)	$0.05	($0.01)	440%	(9)
Earnings (loss) per share (diluted)	$0.05	($0.01)	431%	(9)

1.	Revenues in the quarter increased 78% compared to the same quarter of the previous year primarily due:

•a 30% increase in silver equivalent ounces sold compared to the third quarter of 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015; and

•	average realized silver price in the quarter was $19.72 per ounce, an increase of 30% compared to $15.16 per ounce in the same quarter of the prior year.

2.	Cost of sales in the quarter increased 26% compared to the same quarter of the previous year as a result of the following factors:

•	the addition of the Santa Elena Mine, which produced 1.4 million silver equivalent ounces in the quarter and added $10.9 million to the Company’s cost of sales;

Partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 16% against the U.S. dollar compared to the third quarter of 2015; and

•
the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractor, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 21

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	the addition of the Santa Elena mine in October 2015, which contributed $4.0 million to depletion, depreciation and amortization during the quarter;

•
Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•
Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.
Mine operating earnings during the quarter increased $23.5 million from the third quarter of 2015 due to a $26.8 million increase in gross margin offset by $3.2 million higher depletion, depreciation and amortization expense. Gross margin was primarily affected by a 30% increase in average realized silver price and a 30% increase in silver equivalent ounces sold.

5.	General and administrative expenses increased compared to the third quarter of 2015, primarily due to:

•
Salaries and benefits increased by $0.5 million due to the increase of personnel in the technical services and corporate social responsibility departments, as well as accrual of performance bonuses; and

•
Audit, legal and professional fees increased by $0.2 million due to increase in consulting services related to corporate social responsibility and recruitment fees for personnel in the technical services and corporate social responsibility departments.

6.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$1.1 million gain on investment in marketable securities, compared to a loss of $0.2 million in the third quarter of 2015; and

•	$0.1 million in interest income and other.

7.
Finance costs decreased $0.2 million compared to the third quarter of 2015, primarily due to lower debt financing costs subsequent to the early settlement of BAML prepayment facilities in February 2016.

8.
During the quarter, the Company recorded an income tax expense of $5.3 million compared to an income tax recovery of $4.9 million in the third quarter of 2015. The $10.1 million increase in income tax expense was primarily attributed to a $20.0 million increase in earnings before tax.

9.	As a result of the foregoing, net earnings for the quarter was $8.1 million (EPS of $0.05) compared to a loss of $1.8 million (Loss per share of $0.01) in the same quarter of the prior year.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 22

For the year to date period ended September 30, 2016 and 2015 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2016	2015

Revenues	$211,907	$153,432	38%	(1)
Cost of sales (excludes depletion, depreciation and amortization)	111,935	96,195	16%	(2)
Gross margin	99,972	57,237	75%
Depletion, depreciation and amortization	60,712	52,388	16%	(3)
Mine operating earnings	39,260	4,849	710%	(4)
General and administrative	12,905	12,446	4%
Share-based payments	3,306	4,160	(21)%
Foreign exchange gain	(1,986)	(3,741)	(47)%
Operating earnings (loss)	25,035	(8,016)	412%
Investment and other income	5,842	2,017	190%	(5)
Finance costs	(6,918)	(4,365)	58%	(6)
Earnings (loss) before income taxes	23,959	(10,364)	331%
Current income tax expense	3,412	1,541	121%
Deferred income tax expense (recovery)	13,760	(6,442)	314%
Income tax expense (recovery)	17,172	(4,901)	450%	(7)
Net earnings (loss) for the period	$6,787	($5,463)	224%	(8)

Earnings (loss) per share (basic)	$0.04	($0.05)	194%	(8)
Earnings (loss) per share (diluted)	$0.04	($0.05)	191%	(8)

1.	Revenues in the nine months ended September 30, 2016 increased 38% compared to the same period of the previous year due to the following significant contributors:

•	Silver equivalent ounces sold increased by 29% compared to the same period of 2015, primarily attributed to incremental production from the Santa Elena mine, which was acquired in October 2015; and

•	Average realized silver price increased by 5% from $16.43 per ounce in the nine months ended September 30, 2015 to $17.18 per ounce in the current period.

2.	Cost of sales in the period increased 16% compared to the same period of the previous year as a result of the following factors:

•	the addition of the Santa Elena Mine, which produced 4.7 million million silver equivalent ounces in the nine months ended September 30, 2016 and added $33.1 million to the Company’s cost of sales;

Partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 18% against the U.S. dollar compared to the same period of 2015; and

•
the Company’s ongoing effort to reduce costs through headcount reductions, renegotiating contractors and suppliers contracts, and realizing efficiencies, which resulted in significant cost reductions in mining contractor, mineral haulage, diesel and explosives.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 23

3.	The increase in depletion, depreciation and amortization was attributed to a combination of the following:

•	the addition of the Santa Elena mine in October 2015, which contributed $11.8 million to depletion, depreciation and amortization during the nine months ended September 30, 2016;

•
Revisions to life of mines at the end of 2015 accelerated depletion and depreciation rates applied to mining interests and property, plant and equipment depreciated under the units-of-production method. Life of mine estimates were reduced at the end of 2015 to reflect lower Reserves and Resources estimates with higher cut-off grades based on lower metal prices;

partially offset by:

•
Impairment charge on non-current assets recognized in the fourth quarter of 2015, which resulted in an $87.2 million decrease in depletable mining interests and depreciable property, plant and equipment, which results in lower depletion, depreciation and amortization in subsequent periods.

4.
Mine operating earnings during the nine months ended September 30, 2016 increased $34.4 million from the same period of 2015 due to a $42.7 million increase in gross margin offset by $8.3 million higher depletion, depreciation and amortization. Gross margin was primarily affected by a 29% increase in silver equivalent ounces sold and lower cash costs per ounce.

5.	The Company’s investment and other income or loss is primarily comprised of gain or losses on the following:

•	$6.7 million gain on investment in marketable securities; and

•	$0.4 million in interest income and other;

Offset by:

•
$1.3 million loss on fair value adjustment of prepayment facilities, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016.

6.
Finance costs increased $2.6 million during the nine months ended September 30, 2016 compared to the same period of 2015, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million.

7.
During the nine months ended September 30, 2016, the Company recorded an income tax expense of $17.2 million compared to an income tax recovery of $4.9 in the same period of 2015. In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the period. Without the effect of this one-time adjustment, the Company’s income tax expense for the nine months ended September 30, 2016 was $10.5 million. The increase in income tax expense compared to the same period of the prior year was due to a $34.3 million increase in earnings before income taxes.

8.
As a result of the foregoing, net income for the nine months ended September 30, 2016 was $6.8 million (Earnings per share of $0.04) compared to a loss of $5.5 million (Loss per share of $0.05) in the same period of the prior year.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 24

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2016			2015				2014
Selected Financial Information	Q3(1)	Q2(2)	Q1(3)	Q4(4)	Q3(5)	Q2(6)	Q1(7)	Q4(8)
Revenue	$79,326	$66,072	$66,509	$66,012	$44,673	$54,190	$54,569	$72,480
Cost of sales	$38,421	$36,252	$37,262	$39,479	$30,545	$33,314	$32,336	$44,873
Depletion, depreciation and amortization	$20,955	$19,879	$19,878	$22,651	$17,716	$17,435	$17,237	$21,774
Mine operating earnings (loss)	$19,950	$9,941	$9,369	$3,882	($3,588)	$3,441	$4,996	$5,833
Net earnings (loss) after tax	$8,115	$6,105	($7,433)	($102,961)	($1,780)	($2,578)	($1,105)	($64,568)
Earnings (loss) per share (basic)	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)	($0.01)	($0.55)
Earnings (loss) per share (diluted)	$0.05	$0.04	($0.05)	($0.66)	($0.01)	($0.02)	($0.01)	($0.55)

1.
During the third quarter of 2016, mine operating earnings increased to $20.0 million compared to $9.9 million in the previous quarter. The increase was primarily attributed to a 16% increase in average realized silver price during the period. Net earnings after tax for the quarter was $8.1 million, an increase of 33% compared to the previous quarter primarily due to increase in mine operating earnings, net of a $1.9 million decrease in foreign exchange gains during the period.

2.
In the second quarter of 2016, the Company recorded mine operating earnings of $9.9 million compared to $9.4 million in the quarter ended March 31, 2016. Net earnings for the quarter was $6.1 million, a $13.5 million increase compared to the preceding quarter primarily due to a $5.6 million decrease in deferred tax expense and a $4.6 million fair value gain on marketable securities. Deferred tax expense in the prior quarter was affected by a one-time net $6.7 million deferred income tax expense related to the value of tax loss carryforwards being written off.

3.
During the first quarter of 2016, mine operating earnings was $9.4 million, compared to $3.9 million in the quarter ended December 31, 2015. The increase in mine operating earnings was primarily attributed to decrease in cost of sales as a result of an ongoing company-wide effort to reduce costs and focus on producing profitable ounces. Net loss for the quarter was $7.4 million compared to a net loss of $103.0 million in the fourth quarter of 2015. Net loss in the current quarter was primarily affected by a one-time net $6.7 million deferred income tax expense related to the value of tax loss carryforwards being written off. Net loss in the previous period was primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets.

4.
During the fourth quarter of 2015, mine operating earnings was $3.9 million, compared to loss of $3.6 million in the quarter ended September 30, 2015. The increase in mine operating earnings was primarily driven by the addition of the Santa Elena mine, which had mine operating earnings of $9.4 million during the quarter. Net loss for the quarter was $103.0 million, compared to a loss of $1.8 million in the previous quarter primarily due to a $108.4 million, or $70.2 million net of tax, impairment of non-current assets due to reduction in market consensus on long-term silver price forecasts and the consequential impact on the Company’s reserves and resources.

5.
During the third quarter of 2015, mine operating loss was $3.6 million, compared to earnings of $3.4 million in the quarter ended June 30, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and less silver equivalent ounces sold. Net loss for the quarter was $1.8 million, compared to a loss of $2.6 million in the previous quarter due to a decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives, net of deferred income tax recovery related to taxation effects on foreign currency translation.

6.
During the second quarter of 2015, mine operating earnings was $3.4 million compared to $5.0 million in the quarter ended March 31, 2015. The decrease in mine operating earnings was primarily driven by a decrease in silver prices and silver equivalent ounces sold. Net loss for the quarter was $2.6 million, compared to a loss of $1.1 million in the previous quarter due to decrease in mine operating earnings and investment and other losses related to fair value adjustment of prepayment facilities and derivatives.

7.
During the first quarter of 2015, mine operating earnings was $5.0 million compared to $5.8 million in the quarter ended December 31, 2014. The decrease in mine operating earnings was primarily driven by decrease in silver prices and silver equivalent ounces sold, as approximately 934,000 ounces of silver sales that were suspended in the fourth quarter of 2014

First Majestic Silver Corp. 2016 Third Quarter Report	Page 25

and sold in the quarter ended December 31, 2014. Net loss for the quarter was $1.1 million, compared to a loss of $64.6 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, recognized at the end of the previous quarter.

8.
In the quarter ended December 31, 2014, mine operating earnings was $5.8 million compared to mine operating loss of $1.8 million in the quarter ended September 30, 2014. The increase in mine operating earnings was attributed to approximately 934,000 ounces of silver sales that were suspended at the end of the fourth quarter of 2014 due to declining silver prices and rolled into sales of the fourth quarter. Net loss for the quarter was $64.6 million compared to $10.5 million in the previous quarter due to a non-cash impairment charge of $102.0 million, or $66.0 million net of tax, related to some of the Company’s non-current assets during the quarter and related taxation effects.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at September 30, 2016, the Company's treasury included cash and cash equivalents of $122.5 million compared to $51.0 million at December 31, 2015. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at September 30, 2016, total available liquidity, including $8.8 million of undrawn revolving credit facility, was $152.6 million.

Cash and cash equivalents increased by $71.5 million during the period. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash provided from operating activities of $63.5 million;

•	Cash provided by financing activities of $50.5 million, including:
•$42.7 million net proceeds from private placement completed in May 2016;
•$49.9 million net proceeds from new debt financing closed in February 2016; and
•$21.9 million proceeds from exercise of stock options;
offset by:
•$31.6 million on repayment of prepayment facilities;
•$15.0 million on repayment of SilverCrest’s credit facility;
•$8.1 million on repayment of lease obligations;
•$6.1 million on financing costs; and
•$3.1 million on repayment of debt facilities;

•	Cash used in investing activities of $43.9 million, primarily related to:

•	$30.4 million spent on mine development and exploration activities;

•	$9.2 million spent on purchase of property, plant and equipment;

•	$0.7 on deposits for the acquisition of non-current assets; and

•	$3.6 million spent on purchase of marketable securities.

Working capital as at September 30, 2016 was $143.8 million compared to $15.6 million at December 31, 2015. To improve the Company's working capital position and advance various expansionary projects, the Company completed a CAD$57.5 million private placement in May 2016 and closed a $60.0 million debt financing agreement in February 2016, consisting of a $35.0 million three year term loan and a $25.0 million revolving credit facility with a three year expiry. Additional improvement in working capital can also be attributed to improving metal prices and lower operating costs, which resulted in $41.6 million in operating cash flows generated before movements in working capital and taxes during the nine months ended September 30, 2016. The Company has also been pursuing the collection of remaining value added taxes outstanding from the SilverCrest acquisition. Since September 30, 2016, a further $6.0 million has been recovered.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 26

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants defined in the debt facilities. As at September 30, 2016 and December 31, 2015, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at September 30, 2016, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$21,766	$21,766	$—	$—	$—
Debt facilities	51,587	14,545	37,042	—	—
Finance lease obligations	10,929	7,813	2,964	152	—
Other liabilities	2,083	—	2,083	—	—
Purchase obligations and commitments	4,561	4,561	—	—	—
	$90,926	$48,685	$42,089	$152	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through four international customers. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through two international organizations with good credit ratings. Payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 27

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	September 30, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$46,943	$535	$9,934	($943)	$—	$56,469	$5,647
Mexican peso	848	16,953	—	(9,116)	16,000	24,685	2,469
	$47,791	$17,488	$9,934	($10,059)	$16,000	$81,154	$8,116

	December 31, 2015
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$1,980	$1,297	$—	($1,027)	$—	$2,250	$225
Mexican peso	1,894	20,643	—	(18,258)	3,675	7,954	795
	$3,874	$21,940	$—	($19,285)	$3,675	$10,204	$1,020

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				September 30, 2016
					Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc
Metals subject to provisional price adjustments	$681	$65	$255	$43	$1,044
Metals in doré and concentrates inventory	128	138	15	3	284
	$809	$203	$270	$46	$1,328

				December 31, 2015
					Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc
Metals subject to provisional price adjustments	$428	$44	$201	$77	$750
Metals in doré and concentrates inventory	174	198	36	18	426
Prepayment facilities	—	—	(2,833)	(480)	(3,313)
	$602	$242	($2,596)	($385)	($2,137)

First Majestic Silver Corp. 2016 Third Quarter Report	Page 28

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $62.1 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at September 30, 2016, the Company has not accrued any of the remaining $62.1 million (CAD$81.5 million) unpaid judgment in favour of the Company.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 29

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the three and nine months ended September 30, 2016 and year ended December 31, 2015.

Off-Balance Sheet Arrangements

At September 30, 2016, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

As at September 30, 2016, the Company has a $0.5 million (December 31, 2015 - $1.1 million) promissory notes receivable from First Mining Finance Corp., a related party, which is repayable on demand with an interest rate of 9% per annum. In July 2016, the Company entered into a settlement agreement with First Mining to settle $0.5 million of the balance in common shares of First Mining with a fair market value of $0.7 million, and the remaining balance in twelve equal monthly cash payments.

There were no other significant transactions with related parties outside of the ordinary course of business during the period.

SUBSEQUENT EVENTS

The following significant events occurred subsequent to September 30, 2016:

(a)	150,000 stock options with a five year expiry and an average exercise price of CAD$10.77 were granted;

(b)	5,875 stock options were exercised for proceeds of $30,000 (CAD$40,000); and

(c)	16,250 stock options were cancelled.

Pursuant to the above subsequent events, the Company has 164,343,840 common shares outstanding as at the date on which this MD&A was approved and authorized for issue by the Board of Directors.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 30

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2015.

Future Changes in Accounting Policies Not Yet Effective as at September 30, 2016

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 31

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-In Sustaining Cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, exploration and evaluation costs, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 32

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,835	$7,479	$6,073	$4,172	$4,468	$3,114	$36,141
Add: transportation and other selling cost	104	30	183	256	98	123	794
Add: smelting and refining cost	170	146	1,475	1,864	102	894	4,651
Add: environmental duty and royalties cost	126	25	105	48	52	38	394
Total cash cost before by-product credits (B)	$11,235	$7,680	$7,836	$6,340	$4,720	$4,169	$41,980
Deduct: By-product credits attributed to
Gold by-product credits	(11,771)	(33)	(271)	—	(1,193)	(2,440)	(15,708)
Lead by-product credits	—	—	(1,944)	(4,900)	—	—	(6,844)
Zinc by-product credits	—	—	(1,650)	—	—	—	(1,650)
Total by-product credits	($11,771)	($33)	($3,865)	($4,900)	($1,193)	($2,440)	($24,202)
Total cash cost (C)	($536)	$7,647	$3,971	$1,440	$3,527	$1,729	$17,778
Workers’ Participation	—	85	66	33	243	163	556
General and administrative expenses	—	—	—	—	—	—	4,358
Share-based payments	—	—	—	—	—	—	1,067
Accretion of decommissioning liabilities	35	50	32	36	33	20	206
Sustaining capital expenditures	1,727	964	1,425	1,032	1,159	1,484	8,027
All-In Sustaining Costs (D)	$1,226	$8,746	$5,494	$2,541	$4,962	$3,396	$31,992
Payable silver ounces produced (E)	670,416	682,736	515,961	422,965	499,941	249,822	3,041,841
Tonnes milled (F)	241,996	247,858	147,414	86,646	75,228	39,092	838,233

Total cash cost per ounce, before by-product credits (B/E)	$5.27	$11.22	$10.12	$7.88	$7.91	$10.69	$15.82
Total cash cost per ounce (C/E)	($0.81)	$11.20	$7.70	$3.41	$7.05	$6.93	$5.84
All-in sustaining cost per ounce (D/E)	$1.82	$12.81	$10.65	$6.02	$9.92	$13.60	$10.52
Production cost per tonne (A/F)	$44.75	$30.18	$41.20	$48.15	$59.39	$79.68	$43.11

Gold by-product credits per ounce	($6.08)	($0.02)	($0.17)	$—	($0.86)	($3.76)	($1.79)
Lead by-product credits per ounce	—	—	(1.22)	(4.47)	—	—	(0.78)
Zinc by-product credits per ounce	—	—	(1.03)	—	—	—	(0.19)
Total by-product credits per ounce	($6.08)	($0.02)	($2.42)	($4.47)	($0.86)	($3.76)	($2.75)

(expressed in thousands of U.S. dollars,	Three Months Ended September 30, 2015
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$8,058	$6,775	$5,905	$5,159	$2,321	$28,218
Add: transportation and other selling cost	147	416	376	138	127	1,204
Add: smelting and refining cost	214	2,592	2,306	150	973	6,235
Add: environmental duty and royalties cost	18	70	35	60	34	217
Total cash cost before by-product credits (B)	$8,437	$9,853	$8,622	$5,507	$3,455	$35,874
Deduct: By-product credits attributed to
Gold by-product credits	(26)	(253)	—	(1,898)	(2,522)	(4,699)
Lead by-product credits	—	(1,772)	(5,039)	—	—	(6,811)
Zinc by-product credits	—	(2,327)	—	—	—	(2,327)
Total by-product credits	($26)	($4,352)	($5,039)	($1,898)	($2,522)	($13,837)
Total cash cost (C)	$8,411	$5,501	$3,583	$3,609	$933	$22,037
Workers’ Participation	—	—	—	128	—	128
General and administrative expenses	—	—	—	—	—	3,689
Share-based payments	—	—	—	—	—	1,007
Accretion of decommissioning liabilities	50	36	35	35	19	175
Sustaining capital expenditures	2,193	2,315	1,162	1,922	1,550	9,150
All-In Sustaining Costs (D)	$10,654	$7,852	$4,780	$5,694	$2,502	$36,186
Payable silver ounces produced (E)	665,451	544,286	401,983	641,831	258,463	2,512,014
Tonnes milled (F)	252,377	166,815	124,093	87,883	43,864	675,032

Total cash cost per ounce, before by-product credits (B/E)	$12.68	$18.11	$21.45	$8.58	$13.38	$14.28
Total cash cost per ounce (C/E)	$12.64	$10.11	$8.91	$5.62	$3.62	$8.77
All-in sustaining cost per ounce (D/E)	$16.01	$14.43	$11.89	$8.87	$9.68	$14.41
Production cost per tonne (A/F)	$31.93	$40.61	$47.58	$58.71	$52.92	$41.81

Gold by-product credits per ounce	($0.04)	($0.46)	$—	($2.96)	($9.76)	($1.87)
Lead by-product credits per ounce	—	(3.26)	(12.54)	—	—	(2.71)
Zinc by-product credits per ounce	—	(4.28)	—	—	—	(0.93)
Total by-product credits per ounce	($0.04)	($8.00)	($12.54)	($2.96)	($9.76)	($5.51)

First Majestic Silver Corp. 2016 Third Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$31,818	$21,426	$17,298	$13,077	$13,103	$9,045	$105,767
Add: transportation and other selling cost	305	366	949	818	341	333	3,112
Add: smelting and refining cost	533	589	7,405	6,308	312	2,364	17,511
Add: environmental duty and royalties cost	377	73	256	109	139	101	1,055
Total cash cost before by-product credits (B)	$33,033	$22,454	$25,908	$20,312	$13,895	$11,843	$127,445
Deduct: By-product credits attributed to
Gold by-product credits	(37,507)	(92)	(560)	—	(4,008)	(7,277)	(49,444)
Lead by-product credits	—	—	(6,769)	(13,076)	—	—	(19,845)
Zinc by-product credits	—	—	(7,703)	—	—	—	(7,703)
Total by-product credits	($37,507)	($92)	($15,032)	($13,076)	($4,008)	($7,277)	($76,992)
Total cash cost (C)	($4,474)	$22,362	$10,876	$7,236	$9,887	$4,566	$50,453
Workers’ Participation	$—	$232	$267	$85	$345	$186	$900
General and administrative expenses	—	—	—	—	—	—	12,349
Share-based payments	—	—	—	—	—	—	3,306
Accretion of decommissioning liabilities	107	154	98	112	103	62	636
Sustaining capital expenditures	7,795	2,301	3,201	2,087	2,425	3,223	21,339
All-In Sustaining Costs (D)	$3,428	$25,049	$14,442	$9,520	$12,760	$8,037	$88,983
Payable silver ounces produced (E)	1,935,422	2,138,586	1,597,007	1,096,313	1,391,148	648,169	8,798,091
Tonnes milled (F)	730,289	646,037	457,200	254,253	220,954	117,274	2,426,007

Total cash cost per ounce, before by-product credits (B/E)	$17.07	$10.54	$16.22	$18.53	$9.99	$18.27	$14.48
Total cash cost per ounce (C/E)	($2.31)	$10.50	$6.81	$6.60	$7.11	$7.04	$5.73
All-in sustaining cost per ounce (D/E)	$1.77	$11.76	$9.04	$8.68	$9.17	$12.40	$10.11
Production cost per tonne (A/F)	$43.56	$33.16	$37.83	$51.43	$59.32	$77.13	$43.60

Gold by-product credits per ounce	($19.38)	($0.04)	($0.35)	$—	($2.88)	($11.23)	($5.62)
Lead by-product credits per ounce	—	—	(4.24)	(11.93)	—	—	(2.26)
Zinc by-product credits per ounce	—	—	(4.82)	—	—	—	(0.88)
Total by-product credits per ounce	($19.38)	($0.04)	($9.41)	($11.93)	($2.88)	($11.23)	($8.75)

(expressed in thousands of U.S. dollars,	Nine Months Ended September 30, 2016
except ounce and per ounce amounts)	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$23,804	$22,446	$20,431	$15,310	$6,859	$88,850
Add: transportation and other selling cost	406	1,433	1,386	332	364	3,921
Add: smelting and refining cost	691	8,481	9,175	454	2,703	21,504
Add: environmental duty and royalties cost	121	291	173	183	87	855
Total cash cost before by-product credits (B)	$25,022	$32,651	$31,165	$16,279	$10,013	$115,130
Deduct: By-product credits attributed to
Gold by-product credits	(75)	(774)	—	(5,351)	(5,504)	(11,704)
Lead by-product credits	—	(5,153)	(20,804)	—	—	(25,957)
Zinc by-product credits	—	(10,735)	—	—	—	(10,735)
Total by-product credits	($75)	($16,662)	($20,804)	($5,351)	($5,504)	($48,396)
Total cash cost (C)	$24,947	$15,989	$10,361	$10,928	$4,509	$66,734
Workers’ Participation	199	—	—	271	—	470
General and administrative expenses	—	—	—	—	—	11,887
Share-based payments	—	—	—	—	—	4,160
Accretion of decommissioning liabilities	162	116	114	113	61	566
Sustaining capital expenditures	6,029	7,082	4,464	5,078	4,145	27,148
All-In Sustaining Costs (D)	$31,337	$23,187	$14,939	$16,390	$8,715	$110,965
Payable silver ounces produced (E)	1,808,465	1,675,905	1,828,385	1,808,783	663,292	7,784,830
Tonnes milled (F)	609,458	518,198	444,117	265,752	131,754	1,969,279

Total cash cost per ounce, before by-product credits (B/E)	$13.84	$19.48	$17.05	$9.00	$15.10	$14.79
Total cash cost per ounce (C/E)	$13.80	$9.54	$5.67	$6.04	$6.80	$8.57
All-in sustaining cost per ounce (D/E)	$17.33	$13.84	$8.17	$9.06	$13.14	$14.25
Production cost per tonne (A/F)	$39.06	$43.32	$46.01	$57.61	$52.07	$45.12

Gold by-product credits per ounce	($0.04)	($0.46)	$—	($2.96)	($8.30)	($1.50)
Lead by-product credits per ounce	—	(3.07)	(11.38)	—	—	(3.33)
Zinc by-product credits per ounce	—	(6.41)	—	—	—	(1.38)
Total by-product credits per ounce	($0.04)	($9.94)	($11.38)	($2.96)	($8.30)	($6.22)

First Majestic Silver Corp. 2016 Third Quarter Report	Page 34

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Revenues as reported	$79,326	$44,673	$211,907	$153,432
Add back: smelting and refining charges	4,653	6,235	17,512	21,504
Gross revenues	83,979	50,908	229,419	174,936
Less: Sandstorm gold revenues	(704)	—	(2,794)	—
Gross revenues, excluding Sandstorm (A)	$83,275	$50,908	$226,625	$174,936

Payable equivalent silver ounces sold	4,353,613	3,358,547	13,770,775	10,644,623
Less: Payable equivalent silver ounces sold to Sandstorm	(131,397)	—	(581,018)	—
Payable equivalent silver ounces sold, excluding Sandstorm (B)	4,222,216	3,358,547	13,189,757	10,644,623

Average realized price per ounce of silver sold (A/B)(1)	$19.72	$15.16	$17.18	$16.43
Average market price per ounce of silver per COMEX	$19.59	$14.87	$17.10	$15.99

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to fourth-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net earnings (loss) as reported	$8,115	($1,780)	$6,787	($5,463)
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	3,734	(4,996)	13,760	(6,442)
Share-based payments	1,067	1,007	3,306	4,160
(Gain) loss from investment in derivatives and marketable securities	(1,097)	200	(6,692)	(204)
(Gain) loss from fair value adjustment of prepayment facilities	—	(1,839)	1,255	(2,062)
Recovery of mineral inventory	(86)	(208)	(894)	(1,029)
Loss on early settlement of prepayment facilities	—	—	3,506	—
Adjusted net earnings (loss)	$11,733	($7,616)	$21,028	($11,040)
Weighted average number of shares on issue - basic	163,833,314	122,237,619	159,691,749	120,326,999
Adjusted EPS	$0.07	($0.06)	$0.13	($0.09)

First Majestic Silver Corp. 2016 Third Quarter Report	Page 35

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Operating Cash Flows before Working Capital and Taxes	$35,372	$8,436	$83,845	$42,198
Weighted average number of shares on issue - basic	163,833,314	122,237,619	159,691,749	120,326,999
Cash Flow per Share	$0.22	$0.07	$0.53	$0.35

Working Capital

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency.

	September 30, 2016	December 31, 2015
Current Assets	$186,813	$104,785
Less: Current Liabilities	(43,056)	(89,201)
Working Capital	$143,757	$15,584

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Gross Margin
Gross margin represents the difference between revenues and cost of sales, excluding depletion, depreciation and amortization. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance prior to non-cash depletion, depreciation and amortization in order to assess the Company’s ability to generate operating cash flow.

Mine Operating Earnings
Mine operating earnings represents the difference between gross margin and depletion, depreciation and amortization. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 36

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2016, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company’s internal control over financial reporting during the three and nine months ended September 30, 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 37

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 38

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2015, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2016 Third Quarter Report	Page 39